[LETTERHEAD]

February 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Transamerica Funds (the “Registrant”)
(1933 Act File No.: 033-02659) (1940 Act File No.: 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing today, via the EDGAR system, Post-Effective Amendment No. 121, under the Securities Act of 1933, as amended (“Securities Act”), to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and Rule 8b-16 under the Investment Company Act of 1940, as amended. The Amendment has been electronically coded to show changes from Post-Effective Amendment No. 114 filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2010 (Accession Number 0000930413-10-005094).

The Amendment is being filed for the purpose of adding a new series to the Registrant designated as Transamerica TS&W International Equity. The series will have Class A, Class C, Class I and Class I2 shares.

We hereby represent that Post-Effective Amendment No. 121 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act. No fees are required in connection with this filing.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;
•

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1844.

Very truly yours,

Timothy J. Bresnahan